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20004541

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-68217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Valence Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Ave. - 27th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Lakind 212-847-7339
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Ave. (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EB.

OATH OR AFFIRMATION

I, Paul Lakind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Valence Group LLC as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Operating Officer

Title

Notary Public

MARC L. POTOLSKY
Notary Public, State of New York
No. 02PO6172783
Qualified in New York County
Commission Expires August 13, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE VALENCE GROUP, LLC

TABLE OF CONTENTS

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of The Valence Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Valence Group, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Valence Group, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Valence Group, LLC's management. Our responsibility is to express an opinion on The Valence Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Valence Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We have served as The Valence Group, LLC's auditor since 2010.
East Hanover, New Jersey
February 18, 2020

THE VALENCE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash and cash equivalents	$	11,508,754
Restricted cash - security deposit		404,565
Receivable from affiliate		1,175,474
Property and equipment, net		178,733
Prepaid expenses		137,251
Income tax receivable		317,899
Deferred tax asset		1,709,887
Right-of-use lease asset		3,707,607
Other assets		10,934
	$	19,151,104
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	20,288
Accrued bonus and payroll		9,867,019
Accrued payroll taxes		243,885
Lease liability		3,917,327
		14,048,519
Commitments and contingencies		
Member's equity		5,102,585
	$	19,151,104

See notes to the Statement of Financial Condition

THE VALENCE GROUP, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Valence Group, LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of HLMZ Holdings Limited (the "Parent"), a holding company formed in England.

The Company provides mergers and acquisitions ("M&A") advisory services exclusively to clients in the chemicals, plastics and related materials industries. Clients may be corporations, private equity firms or individuals and may be based anywhere in the world, although the vast majority of business is conducted with clients in North America or Western Europe. The Company is exclusively focused on M&A, which includes sell-side advisory, buy-side advisory, joint ventures, valuations, defense assignments and fairness opinions.

The Company became a registered securities broker-dealer on November 24, 2009 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing the Statement of Financial Condition. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

The Company classifies any cash that collateralize outstanding letters of credit, credit facilities, or certain operating or performance obligations of the Company as restricted cash.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management had determined that no allowance is needed at the current time.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation and Amortization
Furniture and equipment depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets. Leasehold improvement amortization is computed using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Income Taxes
The Company is a single member limited liability company, which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company has elected to be treated as a domestic corporation for income tax purposes.

The Company accounts for income taxes under the liability method, which requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Leases
The Company adopted Accounting Standards Codification ("ASC") 842 which requires the recordation of a right-of-use asset and related lease liability on the Statement on Financial Condition. Such amounts are based on the net present value of future lease obligations, using the Company's effective cost of capital to impute interest.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$	274,681
Office equipment		133,905
Leasehold improvements		42,344
		450,930
Less: Accumulated depreciation and amortization		(272,197)
	$	178,733

The estimated useful lives of depreciable assets ranges from 5 to 10 years.

3 - RELATED PARTY TRANSACTIONS

The Company and an affiliate of the Parent company share income and expenses related to underwriting services offered based upon an agreed upon allocation percentage of combined income before interest and taxes, as defined. As of December 31, 2019, $1,175,474 was receivable from the affiliate.

4 - SHARE-BASED COMPENSATION

During fiscal years 2012 through 2014, the Parent issued 32,834 compensatory Series B share option awards to certain employees of the Company and has accounted for this transaction at the subsidiary level. The total number of options outstanding as of December 31, 2019 was 8,000 with a weighted average exercise price of $6.27 and a weighted average remaining contractual term of 4.28 years. Unrecognized compensation expense related to the Parent Series B share options at December 31, 2019 was $0.

5 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions, discretionary matching contributions, and profit-sharing contributions by the Company subject to certain limitations.

6 - COMMITMENTS AND CONTINGENCIES

The Company currently rents office space in New York pursuant to a non-cancelable sublease agreement which ends in 2026. The net present value of future minimum rental payments is as follows:

2020	$ 720,516
2021	724,639
2022	766,747
2023	762,252
2024	739,776
Thereafter	1,355,985
	5,069,915
Imputed interest	(1,152,588)
	$ 3,917,327

The weighted average discount rate used to impute interest is 8%.

This lease requires additional rental payments for expenses as defined. In connection with the aforementioned lease, the Company has deposited $404,565 in cash as collateral for a letter of credit agreement for a security deposit of the same amount. This amount is included in restricted cash on the Statement of Financial Condition at December 31, 2019.

7 - LINE OF CREDIT

The Company has a line-of-credit of $600,000 requiring an annual review by the bank. The borrowings under the line are guaranteed by one of the members of the Parent company. The line of credit bears interest at prime plus 1.75%. The Company is required to fully repay to the bank all amounts outstanding for a period of thirty consecutive days in each year. The Company had no outstanding balance at December 31, 2019.

The line of credit contains a covenant that requires the Company's net worth to be a minimum of $1,655,000.

8 - MAJOR CUSTOMERS

At December 31, 2019 there were no receivables from non-affiliated customers.

9 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2019, the Company had net capital of $1,167,842 which exceeded requirements by $478,448. The Company's ratio of aggregate indebtedness to net capital was 8.85 to 1 at December 31, 2019.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

10 – SUBSEQUENT EVENTS

Management has evaluated for disclosure the impact of all subsequent events through the issuance date of this financial statement. No such events require disclosure.